EXHIBIT 99.1

3 December 2019
National Grid plc (‘National Grid’)
Board Appointment

National Grid is pleased to announce the appointment of Liz Hewitt as a Non-executive Director of the Board with effect from 1 January 2020. On appointment, Liz will join the Audit Committee, Nominations Committee and Safety, Environment and Health Committee of National Grid plc.

Liz Hewitt is a Chartered Accountant, who qualified with Arthur Andersen & Co., and then held a variety of executive positions in private equity companies including Gartmore Investment Management Ltd and Citicorp Venture Capital Ltd. At 3i Group plc Liz was a private equity investor and then Director of Corporate Affairs. Liz also worked for Smith & Nephew plc as Group Director of Corporate Affairs.

More recently, Liz was Non-executive Director and chair of the Audit Committee of Synergy Health plc from 2011 to 2014 and Non-executive Director and chair of the Audit Committee of Savills plc from 2014 until May 2019.

Liz is currently the Senior Independent Director and chair of the Audit Committee at Melrose Industries plc and is also a Non-executive Director and chair of the Audit Committee at Novo Nordisk A/S. Liz is also an external member of the House of Lords Commission and has chaired its Audit Committee. Through her Non-executive Director career, Liz has wide experience of being chair or a member of audit, remuneration, nominations, disclosures, risk and corporate social responsibility committees.

Sir Peter Gershon, Chairman of National Grid, said:

“The Board is delighted to appoint Liz as an independent Non-executive Director. Liz brings extensive business, financial and investment experience to the Board having held a number of senior roles in international companies across a number of sectors. Liz will be a great asset to our Audit, Nominations, and Safety, Environment and Health Committees and we look forward to welcoming her to the Board.

Liz’s appointment is part of our ongoing commitment to build and maintain an effective Board which is high quality in terms of expertise, diversity and background. As a result, shareholders will continue to benefit from strong governance and stewardship.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS
National Grid:
Investors:

Nick Ashworth    +44 (0) 7814 355590

Media
Molly Neal    +44 (0) 7583 102727